Filed by Banyan Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Banyan Acquisition Corporation

Commission File No. 001-41236

The following is a communication first made available on December 21, 2023.

Pinstripes could reach 150 units as a public company

Going public was in the plan for about five years and will help raise additional capital to support the 14-unit brand’s growth, CEO and founder Dale Schwartz said.

By Julie Littman

Pinstripes in Bethesda, Maryland Courtesy of Pinstripes

Pinstripes, which is poised to go public, believes that 150 whitespace opportunities are in striking distance. The bowling-and-bocce eatertainment chain entered a business combination with Banyan Acquisition Corp. in June that will eventually take it public.

By the end of next year, the 14-unit chain plans to have 23 venues open, resulting in $190 million in estimated sales and $25 million in estimated EBITDA for calendar year 2024.

“For the next several years, our goals include total revenue and adjusted EBITDA annual growth in excess of 20%, respectively, driven primarily by opening new venues and continued same-store sales growth,” Pinstripes CEO and founder Dale Schwartz said during an investor presentation in June.

The company also has identified over 30 potential sites in the next few years and expects to have “equal or greater” opportunities to grow internationally, Schwartz said. The chain is also enhancing its gaming experience with new aesthetics and providing variations to traditional bowling like Angry Birds and Horse, per the company’s S-4 filing. It’s also planning to add projection mapping technology to bowling and bocce. This technology uses overhead lights, infrared lighting and object tracking to create a more interactive experience.

Restaurant Dive spoke with Schwartz about how going public will help support Pinstripes’ aggressive growth strategy.

Editor’s note: This interview has been edited for brevity and clarity.

RESTAURANT DIVE: What made you decide to take Pinstripes public?

DALE SCHWARTZ: We’ve been considering going public for about five years, mostly to raise some attractive permanent capital so we can continue to do our magic for another 20-30 years. This specific SPAC vehicle allowed us to go public as early as this year. Given some of the timing advantages, and some of the attractive real estate opportunities, we wanted to raise the capital this year. And our SPAC partner has experience operating restaurants, that was another meaningful benefit in working with Banyan.

How will going public support your growth plans?

There’s a tremendous amount of real estate opportunities, thanks to the Amazon Effect and some of the pressures on retailing, and a lot of developments that want exciting experiential offerings, whether it’s dining or entertainment. And that’s certainly us. And so we were wanting to capitalize on those trends and enter some very exciting markets and exciting developments.

How were you able to identify 150 whitespace opportunities for Pinstripes?

There’s peers of ours, whether it’s Whole Foods, Apple, and others, that throughout the country, look for “quality A” markets and also a lot of quality projects. Our model can work north and south and east and west and in any A-market in the country. We have our eye on some very exciting real estate. Greater Washington, D.C., is a good example. We’ll look to cluster. We’re in Bethesda, Maryland. We’re already in Georgetown in D.C. We’re looking at sites in Tysons and Reston, Virginia.

When you then look at any and all the markets around the country coupled with that type of cluster strategy, 150 is a meaningful number that allows us to create some very substantial value. Our sites are large, around 25,000 square feet.

Will you continue partnering with real estate developers that invest in Pinstripes?

Yes. In every case, landlords provide us very attractive tenant improvement money toward our buildout. Some of the top developers also have invested minority equity as kind of another attractive part of a strategic alignment with them. Depending on the specific circumstances, we will maybe continue some of those equity discussions in the future.

Permission granted by Pinstripes

How are you improving operational efficiency and menu development?

On the food side, we’ve tightened our menu on occasion, we’ve cross-utilized ingredients, quite smartly, which has had quite a beneficial impact on food costs. We’ve introduced some very exciting new menu offerings, whether it’s tuna poke or our Super Salad that is extraordinarily healthy. So some added healthy fare, and continued refinement and adding new menu items, certainly helps food sales. We do the same on the craft beer and wine selection side.

Nearly half of our business is private events. And so as our private event business grows — weddings, bar mitzvahs, birthday parties and corporate events — the associated food costs and liquor costs and even labor is lower on the private events side of our business, which is also a benefit to us.

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On the labor side, we’ve made some smart adjustments to open and close times. We’ve made some very strategic changes in staffing levels and other labor changes, as well as revisions that continue to allow us to manage labor, if not bring it lower, in the face of industry challenges.

Can you expand a bit more on the adjustments you made to labor and the impact to costs and efficiencies?

Regarding opening and closing times, on some occasions instead of opening at 11:30 a.m., we may open at noon. Then we adjusted the number of team members that need to set up the venue before we open both for front-of-house and back-of-house. Smart adjustments there help, much the same with adjusting closing times on weekdays or otherwise.

The other factor is just training. So coming out of COVID-19, there were quite a few new servers that never had restaurant experience. That was just an industry trend that we were all seeing and so smarter and better ways to train our team translates into better efficiencies.

How are you thinking about growth in 2024 now that you’re going public and will have a lot more brand awareness?

We’re planning on opening six to eight locations per year for at least the next 5-10 years in the U.S. Those will all be company owned. Internationally, we’re seeing a lot of the same experiential trends. Overseas we will grow with partners. We’ll find local partners whether it’s in Mexico City, or Dubai, or the U.K., et cetera. But those efforts will be in parallel with all of our company-owned expansion in the States.

Permission granted by Pinstripes

What experiential dining trends are helping Pinstripes?

We’re certainly seeing that COVID-19 accentuated that people like to gather and connect and have those magical moments amongst themselves. Zoom only goes so far. That was always what made Pinstripes unique. So that certainly has been accentuated. Developers want gathering places and are leaning into the mixed-use experiential offerings. That’s continuing to happen all over the country.

Suburban markets are benefiting post-COVID from the work-from-home flexible office trends, and most of our locations are in the suburbs, and most of the locations that we’re currently negotiating with are in the suburbs. Those suburban trends will continue to help us.

That work-from-home trend is helping our private events business. We’re seeing more corporate events and team building events than ever before. Companies are needing the likes of Pinstripes to retain team members and codify their culture when they may only have team members in the office three days a week, or zero days a week. They need those team building events and we’re seeing that grow more than ever. All of those trends have been very promising for us.

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What are your predictions for future experiential dining trends?

There will continue to be other players that will combine entertainment and gaming, whether it’s Top Golf or Puttshack or other concepts that, in their own way, combine entertainment and gaming and dining. The key differentiator with us is that the quality of our cuisine is best in class. The desire for the overall consumer to want to do something just a little different and fun, whether it’s a sporting event, or Cirque du Soleil or and get out in the real, bricks-and-mortar real world, will continue.

How will Pinstripes keep its gaming and menu offerings competitive?

We do everything from lunch and dinner to happy hour. We do a Saturday and Sunday brunch buffet of stunning buffet spreads. We, on occasion, do five-course wine dinners. On occasion, we do live music. Certainly all the festivities and celebrations and parties that are going on, and weddings, et cetera, adds an element of excitement. Even if you’re coming to Pinstripes only to have dinner, you’re among the rest of that excitement. We have outdoor fire pits. So if it happens to be a beautiful, cool evening, we might hand out blankets while you’re sitting out by the fire.

For gaming … we plan next year to add some exciting projection mapping technology as an overlay on top of bowling and bocce. We’re constantly looking to stay novel and fresh to give our guests even more reasons to keep wanting to come back.

About Pinstripes

Born in the Midwest, Pinstripes Inc’s (“Pinstripes”) best-in-class venues offer a combination of made-from-scratch dining, bowling and bocce and flexible private event space. From its full-service Italian-American food and beverage menu to its gaming array of bowling and bocce, Pinstripes offers multi-generational activities seven days a week. Its elegant and spacious 25,000 – 38,000 square foot venues can accommodate groups of 20 to 1,500 people for private events, parties, and celebrations. For more information on Pinstripes, please visit www.pinstripes.com.

About Banyan Acquisition Corporation

Banyan Acquisition Corporation (NYSE: BYN) (the “Banyan”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Banyan is led by Chairman Jerry Hyman and Chief Executive Officer Keith Jaffee. For more information on Banyan Acquisition Corporation, please visit www.banyanacquisitioncorp.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Banyan and Pinstripes Inc. (“Pinstripes”), on November 28, 2023, Banyan filed with the Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed Business Combination and related matters as described in the Registration Statement. The Registration Statement was declared effective on December 4, 2023, and on December 5, 2023, Banyan filed with the SEC the definitive joint proxy statement/consent solicitation statement/prospectus, which has been mailed or delivered, as applicable, together with other relevant documents, to the respective stockholders of Banyan and Pinstripes. Banyan’s stockholders, Pinstripes’ stockholders and other interested persons are advised to read the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the Business Combination, because the definitive joint proxy statement/consent solicitation statement/prospectus contains important information about Banyan and Pinstripes and the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the Business Combination.

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INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CURRENT REPORT ON FORM 8-K FILED ON DECEMBER 19, 2023 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus has been mailed to stockholders of Banyan as of November 20, 2023, the record date established for voting on the proposed Business Combination and related matters and has been sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitations

This communication is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements.” Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the Business Combination and the definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the Business Combination that may be required or appropriate; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Pinstripes’ estimates of operating results; (12) entry into a final agreement related to the contemplated issuance by Pinstripes of $50.0 million in aggregate principal amount of senior secured notes as described in the Current Report on Form 8-K filed with the SEC on December 19, 2023 (the “Form 8-K”); (13) the issuance of the 2028 Notes and the First Tranche Warrants (each as defined in the Form 8-K); and (14) the ability of Pinstripes to pay its indebtedness as it comes due. The foregoing list of factors is not exhaustive.

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Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations:
Pinstripes@icrinc.com

Media:
PinstripesPR@icrinc.com

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